Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is a transcript of Tom Rutledge's remarks made available in a video on Charter's internal website.

A Look Ahead

In addition to the regulatory process, which is not just going on in Washington, but going on in the states and the cities, all of that is going well, too. We're also working on the integration planning -how we're going to actually make the new company work. It's going to be a very large company. I mean, we're going from a company with 25 thousand people to almost a hundred thousand people, and in a lot of states and a lot of places, figuring out how to make all that work, who is going to report to who, and how we're going to do everything.

We're working through those processes now, but it's actually very exciting to do because we're going to have a scaled company that's going to be able to be a significant player in the business. And as a result of that, I think we're all going to have great opportunities going forward as a company.

Well, I think 12 months from now, we'll be right in the thick of trying to upgrade Time Warner Cable and Bright House, going all-digital, taking speeds up.

We're going to have a big job in the call centers trying to integrate traffic. We've done a really good job at Charter in unifying our whole work order flow. Not that it can't be better, but it's much better than it was.

We're going to be in the throes of doing that in the new company. And at the same time, when we look at Charter, the thing I want to do is say. You know, when I look at Charter today in September of 2015, when I look at historic Charter, meaning what is Charter now, in 2016, I want it to be better than it is now.

I want us to continue to improve our service response, to improve our customer satisfaction, improve the value proposition all the way around, and I want that to be easily observable both to our employees, and to our customers, and to our investors - to the people who view the New Charter as something worth buying.

So we're going to have, sort of, two worlds to look at. We're going to have all this work to do in integrating these new assets and it's going to be complicated, and big, and scary at times because there is so much to do. At the same time, we want to continue to show that the decisions we've made in Charter and the activities we've employed are working. That's what I want to see a year from now.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY

BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.